*KH 8/16

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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11021659

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing
Section
MAY 3 1 2011
Washington, DC
110

| SEC FILE NUMBER |
|---|
| 8- 23904 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 04/01/10 (MM/DD/YY) AND ENDING 03/31/11 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cantella & Co., Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Federal Street, 13th Floor
(No. and Street)

| Boston | MA | 02110 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jonathan Lanstein (617) 521-8630
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name – *if individual, state last, first, middle name*)

| 13116 South Western Avenue, | Blue Island, | Illinois | 60406 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

KH 8/17

# OATH OR AFFIRMATION

I, Jonathan Lanstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cantella & Co., Inc., as of March 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Chief Executive Officer

Title

Notary Public

JOHN J. GARVEY
NOTARY PUBLIC
My commission expires Oct. 10, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# CANTELLA & CO., INC.

## STATEMENT OF
## FINANCIAL CONDITION AND
## INDEPENDENT AUDITORS' REPORT

MARCH 31, 2011

**DUNLEAVY & COMPANY, P.C.**
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

*(708) 489-1680*
*Fax: (708) 489-1717*

## INDEPENDENT AUDITORS' REPORT

Board of Directors
Cantella & Co., Inc.

We have audited the accompanying statement of financial condition of Cantella & Co., Inc. (the Company) as of March 31, 2011 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to attain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Cantella & Co., Inc. as of March 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Dunleavy & Company P.C.

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
May 19, 2011

CANTELLA & CO., INC.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2011

## ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 1,294,060 |
| Receivable from broker/dealers | 3,098,218 |
| Securities owned, at fair value | 4,535,254 |
| Other receivables | 361,118 |
| Furniture, equipment, software and leasehold improvements, at cost (net of $466,504 accumulated depreciation) | 92,642 |
| Other assets | 193,134 |
| TOTAL ASSETS | $ 9,574,426 |

## LIABILITIES AND SHAREHOLDER'S EQUITY

| | |
|---|---|
| LIABILITIES | |
| Payable to brokers/dealers and clearing organizations | $ 1,649,313 |
| Commissions payable | 2,070,200 |
| Securities sold, not yet purchased | 15,953 |
| Other liabilities | 3,353,370 |
| Total Liabilities | $ 7,088,836 |
| SHAREHOLDER'S EQUITY | |
| Common stock, no par value; 12,500 shares authorized, 10,003 shares issued, 5,505 shares outstanding | $ 891,053 |
| Additional paid-in capital | 4,738,386 |
| Retained earnings (deficit) | (3,143,849) |
| Total Shareholder's Equity | $ 2,485,590 |
| TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY | $ 9,574,426 |

The accompanying notes are an integral part of this financial statement.

CANTELLA & CO., INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED MARCH 31, 2011

## NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - Cantella & Co., Inc. (the "Company"), a wholly owned subsidiary of Cantella Management Corp., was incorporated under the laws of the state of Massachusetts on May 22, 1979. The Company is registered as a broker/dealer with the Securities and Exchange Commission and is also a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is the sale of securities.

Securities Transactions – Commission revenue and related expense arising from securities transactions are recorded on a trade date basis. In addition, included in income are commissions on transactions introduced by other fully disclosed broker/dealers.

Securities Owned and Sold, Not Yet Purchased – Securities are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurements and Disclosures.

Concentrations of Credit Risk - The Company is engaged in various trading and brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, most of the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Cash Equivalents - For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Depreciation - Depreciation of furniture, equipment, software and leasehold improvements is provided using the straight-line method over estimated useful lives of three, five and ten years.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES - *(Continued)*

Subsequent Events - The Company evaluated all significant events or transactions that occurred through the audit report date, the date these financial statements were available to be issued.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, creates a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. *(The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)*

NOTE 2 - FAIR VALUE MEASUREMENT - *(Continued)*

Level 1 inputs have been applied to value cash equivalents on the statement of financial condition. In addition, Level 1 inputs have been used to value securities owned and sold not yet repurchased, which consist of trading and investment securities as listed hereafter.

| | Owned | Sold, Not Yet Purchased |
|---|---|---|
| Municipal Bonds | $ 4,489,323 | $ - |
| Equity securities | 45,931 | 15,953 |
| Total | $ 4,535,254 | $ 15,953 |

No valuation techniques have been applied to all other assets and liabilities included in the statement of financial condition. Due to the nature of these items, all have been recorded at their historic values.

NOTE 3 - CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Included in cash and cash equivalents is cash of $5,628 which has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

NOTE 4 - RELATED PARTIES

As previously mentioned, the Company is wholly owned by Cantella Management Corp. (CMC). The Company is also affiliated through common ownership and management with Cantella Corp., Cantella Realty Corp., Cantella Insurance Agency, Inc., Oliver Street Securities Corp. and Blue Marine Corp.

During the year ended March 31, 2011, the Company incurred management fees of $371,500 to CMC. No amount was owed to CMC at March 31, 2011.

## NOTE 5 - INCOME TAXES

The Company reports its income for federal income tax purposes on a consolidated basis with the income of its Parent company, CMC, which files on a calendar year basis. The Parent assumes all liability for the income tax expense of the consolidated group. As of December 31, 2010, the Parent had a net operating loss carryforward of $987,585.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as interest/other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2007.

## NOTE 6 - 401(k) PLAN

The Company has adopted a deferred compensation plan commonly referred to as a profit sharing plan with provisions under IRS code section 401(k) whereby employees may contribute up to 100% of their compensation within specified legal limits. The Company may make matching and additional discretionary contributions to the plan. To be eligible under the plan, employees must attain 21 years of age or older, work a minimum of 1000 hours per year and be employed by the Company on the last day of plan year. Company contributions to the plan for the year ended March 31, 2011 were $35,206. The plan is based on a calendar year.

## NOTE 7 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the Company to maintain the greater of minimum net capital of $250,000 or two percent of "aggregate debit items," as these terms are defined. Net capital and aggregate debit items change from day to day, but at March 31, 2011, the Company had net capital of $1,441,935 and a net capital requirement of $250,000.

## NOTE 8 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include exchange-traded and over-the-counter options, mortgage-backed to-be-announced securities (TBA's) and securities purchased and sold on a when-issued basis (when-issued securities). These financial instruments are used to meet the needs of customers, conduct trading and investment activities and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

TBA's and when-issued securities provide for the delayed delivery of the underlying instrument. As a writer (seller) of options, the Company's customer receives a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. The contractual or notational amount related to these financial instruments reflects the volume and activity and does not reflect the amounts of risk.

The credit risk for TBA's, options and when-issued securities is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

In addition, the Company sells securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company records these obligations in the financial statements at the market values of the related securities and will incur a loss if the market value of the securities increases subsequent to the sale date.

To facilitate securities transactions, including the aforementioned transactions, the Company has entered into agreements with other broker/dealers (Clearing Broker/dealers) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealers, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions are performed by the Clearing Broker/dealers.

## NOTE 8 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK - *(Continued)*

The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealers on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealers, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealers. As part of the terms of the agreements between the Company and Clearing Broker/dealers, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealers fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealers to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

Under the terms of two of the Clearing Broker/dealer agreements, the Company is prohibited from entering into similar agreements with other Clearing Broker/dealers without prior written consent from these Clearing Broker/dealers. One of these agreements also provides that prior written notification be made if any additional representatives of the Company (after effective date of agreement) establish and introduce customers through any other Clearing Broker/dealer.

All of the Clearing Broker/dealer agreements provide for minimum net capital requirements, insurance coverage, deposit requirements and other miscellaneous provisions.

## NOTE 9 - COMMITMENT

Sublease Commitment - Minimum annual rentals under a noncancellable sublease for office space, expiring February 28, 2015, exclusive of additional payments which may be required for certain increases in operating and maintenance costs, are as follows:

NOTE 9 - COMMITMENT - *(Continued)*

| Year Ending March 31, | Amount |
|---|---|
| 2012 | $ 317,883 |
| 2013 | 317,883 |
| 2014 | 317,883 |
| 2015 | 291,393 |
| Total | $ 1,245,042 |

Office rent expense resulting from this lease for the year ended March 31, 2011 was $74,605. Included in other liabilities on the statement of financial condition is accrued rent of $74,606.

NOTE 10 - CONTINGENCIES

The Company has been required to establish a bond in the amount of $250,000 involving a former registered representative (Rep) of the Company seeking Errors and Omissions coverage on a prior case lost by the Rep. The Company has complied with this requirement by setting up a cash account in the amount of $251,979 as of March 31, 2011.

An action has been instigated by the State of Hawaii to compel the Company to turn over the control of certain funds to a repository and provide an accounting of certain trust assets. Although the State of Hawaii may seek monetary damages from the Company in the future, no request for monetary amounts has been asserted at this time. In addition, the Company has transferred all funds to a custodian.

Also, thirteen customers of the Company have been identified as victims, regarding misappropriation of funds by a former registered representative of the Company. Twelve of these customers have settled claims with the Company. A statement of claim was received by the Company, regarding the remaining customer, in the amount of $1,043,009. The Company expects to resolve the aforementioned claim and unasserted claims when they materialize.

At this time, the Company's legal counsel is unable to evaluate the likelihood of an unfavorable outcome or estimate the amount of any potential loss for the above.

CANTELLA & CO., INC.

SUPPLEMENTAL SIPC REPORT

MARCH 31, 2011

**DUNLEAVY & COMPANY, P.C.**
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

Board of Directors
Cantella & Co., Inc.

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2011, which were agreed to by Cantella & Co., Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, solely to assist you and the other specified parties in evaluating Cantella & Co., Inc.'s compliance with applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Cantella & Co., Inc.'s management is responsible for Cantella & Co., Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in form SIPC-7 with respective cash disbursement records entries and copies of the checks noting no differences;

2) Compared amounts reported on the audited Form X-17A-5 for the year ended March 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended March 31, 2011, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, including the trial balance and the general ledger detail, noting no differences; and

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, including the trial balance and general ledger detail, supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and the use of the specified parties listed above and is not intended to be and should not be used by anyone other than the specified parties.

Dunleavy & Company, P. C.

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
May 19, 2011

# CANTELLA & CO., INC.
# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT
# FOR THE YEAR ENDED MARCH 31, 2011

## SCHEDULE OF ASSESSMENT PAYMENTS

| | | |
|---|---|---|
| General Assessment | | $ 57,696 |
| Less Payments Made: | | |
| Date Paid | Amount | |
| 10-25-10 | $ 24,484 | |
| | | 24,484 |
| Interest on late payment(s) | | |
| Total Assessment Balance and Interest Due | | $ 33,212 |
| Payment made with Form SIPC 7 | | $ 33,212 |

See Accountant's Report

# CANTELLA & CO., INC.
## DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT
## FOR THE YEAR ENDED MARCH 31, 2011

| | |
|---|---|
| Total revenue | $ 36,764,753 |
| Additions: | |
| Net loss from securities in investment accounts | 20,226 |
| Total additions | 20,226 |
| Deductions: | |
| Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products | 11,193,735 |
| Revenues from commodity transactions | 0 |
| Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions | 2,397,694 |
| Net gain from securities in investment accounts | 0 |
| 40% of interest earned on customers securities accounts | 5,400 |
| Other | 109,927 |
| Total deductions | $ 13,706,756 |
| SIPC NET OPERATING REVENUES | $ 23,078,223 |
| GENERAL ASSESSMENT @ .0025 | $ 57,696 |

**See Accountant's Report**